Via Facsimile and U.S. Mail
Mail Stop 03-09


January 7, 2005


Mr. Douglas R. Schrank
Chief Financial Officer
Perrigo Company
515 Eastern Avenue
Allegan, Michigan 49010


Re:	Perrigo Company
	Form 10-K for the fiscal year ended June 26, 2004
	File No. 000-19725

Dear Mr. Schrank:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should revise your document in response to these comments in future filings beginning with your Form 10-K for the fiscal year
2005. In a supplemental letter, please either confirm that you will comply with these comments in future filings or, if you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us this letter, that keys your responses to our comments, within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 26, 2004
Management`s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue recognition
1. We believe that your disclosure related to estimates that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows:
a) Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c) To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.
d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e) You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.
Allowance for Doubtful Accounts, page 26
2. It appears your bad debt provision and reserves for bad debt have decreased compared to prior year despite increasing net sales. Please expand your disclosures so as to provide readers better insight into this critical accounting estimate and its impact on results of operations.

Notes to Consolidated Financial Statements

Accrued Expenses
3. Accrued expenses approximate 23% of total current liabilities as of June 26, 2004. Please disaggregate this amount consistent with Rule 5-02-20 of Regulation S-X.

Note F - Retirement Plans, page 48
4. Please provide the disclosures required by paragraph 5 of SFAS
132(R).

Note G - Income Taxes, page 48
5. We note your valuation allowance for carry forwards. Please provide us your analysis as to why this allowance continues to increase and is necessary. In your response, please consider your reported pre-tax income for all years presented since 2000, as well as the guidance of SFAS 109, paragraph 17(e) and the applicable paragraphs thereafter.


      You may contact Jason Lawson, staff accountant, at (202)
824-
5226 or Lisa Vanjoske, Assistant Chief Accountant at (202) 942-
1972
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Douglas R. Schrank
Perrigo Company
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